Innovus Power Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and December 31, 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Innovus Power Inc.

Table of Contents











Alice CPA

Independent Accountant's Review Report

July 7, 2025
To: Board of Directors of Innovus Power Inc.
Attn: Marc Hoffman, CEO
Re: 2024-2023 Financial Statement Review– Innovus Power Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Innovus Power Inc. and subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Innovus Power Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 7, 2025

INNOVUS POWER, INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 342,887	$ 117,795
Accrued revenue	150,627	-
Inventories	114,477	693,289
Total Current Assets	**607,991**	**811,084**
Noncurrent Assets		
Property and equipment	119,345	-
Right of use assets	164,668	22,932
Security deposits	7,682	7,682
Total Other Assets	**291,695**	**30,614**
Total Assets	**$ 899,686**	**$ 841,698**

Continued on the next page

The accompanying footnotes are an integral part of these financial statements.

INNOVUS POWER, INC.
BALANCE SHEETS (CONTINUED)
December 31, 2024 and 2023
(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities			
Accounts payable	$	322,241	$ 186,543
Accrued expenses		82,924	723
Customer deposits		368,747	1,358,080
Lease liability, current portion		73,504	12,097
Due to related party, short-term		68,377	3,048,593
Total Current Liabilities		**915,793**	**4,606,036**
Long-Term Liabilities			
Lease liability, net of current portion		91,973	12,039
Notes payable, long-term		537,083	-
Due to related party, long term		392,957	107,453
Total Long-Term Liabilities		**1,022,013**	**119,492**
Total Liabilities		**1,937,806**	**4,725,528**
Stockholders' equity			
Common Stock, $0.0001 par value; 125,001,000 shares authorized; 28,859,767 and 3,076,693 shares issued and outstanding as of December 31, 2024 and 2023, respectively		2,886	308
Preferred Stock, $0.0001 par value; 70,471,224 shares authorized; 70,471,224 and 13,773,867 shares issued and outstanding as of December 31, 2024 and 2023, respectively		7,047	1,377
Additional Paid in Capital		11,976,923	9,243,826
Retained Earnings/ (Accumulated deficit)		(13,024,976)	(13,129,341)
Total Stockholders' Equity		**(1,038,120)**	**(3,883,830)**
Total Liabilities and Stockholders' Equity	$	**899,686**	$ **841,698**

The accompanying footnotes are an integral part of these financial statements.

INNOVUS POWER, INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ 2,156,364	$ 36,156
Cost of Goods Sold	(1,244,048)	(2,481)
Gross Profit	912,316	33,675
Operating Expenses		
Advertising and marketing	37,813	26,115
General and administrative	223,846	79,448
Salaries and wages	323,429	326,664
Research and development	76,021	17,315
Professional services	134,650	62,707
Depreciation and amortization	7,598	-
Total Operating Expenses	803,357	512,249
Other Income		
Interest expense	(2,125)	(26,620)
Other income/(expense)	(2,469)	(16,051)
Total Other income	(4,594)	(42,671)
Net Income (Loss)	$ 104,365	$ (521,245)

The accompanying footnotes are an integral part of these financial statements.

INNOVUS POWER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Preferred Stock - Series 1		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)			
Balance as of December 31, 2022	3,076,693	$ 308	13,773,867	$1,377	$ 9,203,377	$ (12,608,096)	$ (3,403,034)
Non-cash capital contribution	-	-	-	-	40,449	-	40,449
Net loss	-	-	-	-	-	(521,245)	(521,245)
Balance as of December 31, 2023	3,076,693	308	13,773,867	1,377	9,243,826	(13,129,341)	(3,883,830)
Issuance of common stock	25,783,074	2,578	-	-	163,542	-	166,120
Issuance of preferred stock	-	-	56,697,357	5,670	2,569,555	-	2,575,225
Net loss	-	-	-	-	-	104,365	104,365
Balance as of December 31, 2024	28,859,767	$2,886	70,471,224	$7,047	$ 11,976,923	$ (13,024,976)	$ (1,038,120)

The accompanying footnotes are an integral part of these financial statements.

INNOVUS POWER, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ 104,365	$ (521,245)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	7,598	-
Non-cash capital contribution	-	40,449
Right-of-use assets and lease liabilities	(395)	115
Changes in operating assets and liabilities:		
Account receivables	-	50,795
Accrued revenue	(150,627)	-
Prepaid and other current assets	-	7,317
Inventories	578,812	(668,106)
Accounts payable	135,698	175,141
Accrued expenses and other liabilities	(907,132)	1,186,653
Net cash provided by (used in) operating activities	**(231,681)**	**271,119**
Cash Flows from Investing Activities		
Property and equipment	(126,943)	-
Net cash used in investing activities	**(126,943)**	**-**
Cash Flows from Financing Activities		
Repayment of loan	(2,980,216)	-
Proceeds from loan	822,587	(184,613)
Issuance of preferred shares	2,575,225	-
Issuance of common stock	166,120	-
Net cash provided by (used in) financing activities	**583,716**	**(184,613)**
Net change in cash and cash equivalents	**225,092**	**86,506**
Cash and cash equivalents at beginning of year	117,795	31,289
Cash and cash equivalents at end of year	**$ 342,887**	**$ 117,795**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

INNOVUS POWER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Innovus Power Inc. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in the State of Delaware on June 6, 2013. The Company developed a proprietary and patented power management and control system that serves as the core of the electric power generation systems it designs and sells.

The Company's fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account.

Accrued Revenue

INNOVUS POWER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

The Company recognizes revenue when control of goods or services is transferred to the customer, regardless of whether an invoice has been issued. Accrued revenue represents amounts earned but not yet billed as of the reporting date and is typically invoiced in a subsequent period. These amounts are assessed for collectibility and adjusted as necessary. Accrued revenue is presented as a current asset in the balance sheet.

Inventories

Inventories consist of raw materials. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. The Company periodically reviews inventory for obsolescence and slow-moving items and records write-downs when necessary. No inventory write-offs were recorded for the year ended December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Upon retirement or disposal, the asset's cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in earnings.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company depreciates hardware, software, and furniture and fixtures over three (3) years, and leasehold improvements over the two (2) year lease term.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Security deposits

INNOVUS POWER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

Security deposits represent amounts paid to landlords in connection with lease agreements. These deposits are refundable and are recorded as non-current assets unless expected to be returned within one year.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle.

Customer Deposits

Customer deposits represent advance payments received from customers related to project contracts. These amounts are recorded as a liability and recognized as revenue when the related performance obligations are satisfied in accordance with the terms of the contract.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of customer contracts are satisfied. The Company generates revenue primarily through the design and sale of customized electric power generation systems incorporating its proprietary and patented power management and control technology.

Revenue is recognized at a point in time when control of the product transfers to the customer, which typically occurs upon shipment or delivery, depending on the terms of the contract. In certain cases, revenue may be recognized over time if the contract meets the criteria under ASC 606 for performance obligations satisfied over time.

Cost of Goods Sold

Cost of goods sold primarily includes direct materials and labor related to the Company's proprietary power management and control systems and electric power generation projects, as well as other product sales.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

INNOVUS POWER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2024, and 2023, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2024 and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

INNOVUS POWER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

	December 31, 2024	December 31, 2023
Software	$ 26,338	$ 26,338
Hardware	27,529	27,529
Furniture and fixtures	134,086	129,378
Leasehold improvements	122,235	-
Total	310,188	183,245
Less: Accumulated depreciation	(190,843)	(183,245)
Property and equipment, net	$ 119,345	$ -

Depreciation expenses for the years ended December 31, 2024 and 2023 were $7,598 and $0, respectively.

NOTE 4 – LEASES

As of December 31, 2024, and 2023, the Company has multiple lease agreements, all of which are classified as operating leases in accordance with ASC 842, Leases. These leases primarily relate to office spaces and other facilities necessary for business operations. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2024, and 2023, the right-of-use (ROU) assets were $164,668 and $22,932, respectively. Short-term lease liabilities as of December 31, 2024, and 2023, were $73,504 and $12,097, respectively. Long-term lease liabilities as of December 31, 2024, and 2023, were $91,973 and $12,039, respectively.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2024, by year and in the aggregate, are as follows:

	December 31, 2024
2025	$ 81,777
2026	69,136
2027	28,807
Total future lease payments	179,720
Less: interest	(14,243)
Total	**$165,477**

NOTE 5 – DUE TO RELATED PARTY

Certain shareholders extended loans to the Company during the years ended December 31, 2024 and 2023. In 2024, a total of $2,741,429 of amounts due to related parties was converted to preferred stock in connection with additional shares issued to these shareholders.

As of December 31, 2024 and 2023, the Company had short-term amounts due to related parties totaling $68,377 and $3,048,593, respectively. Long-term amounts due to related parties totaled $392,957 and $107,453 as of December 31, 2024 and 2023, respectively.

INNOVUS POWER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

NOTE 6 – NOTES PAYABLE

As of December 31, 2024, the Company had an outstanding note payable of $537,083 due to the Horton Family Revocable Living Trust, under a secured promissory note dated July 1, 2021. The note provides for borrowings up to $1,000,000, bears interest at 1.00% per annum, and matures on July 1, 2030. The Company may repay the note at any time without penalty. The note is secured by receivables, inventory, and cash flow from customer contracts.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 125,001,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 28,859,767 and 3,076,693 shares of common stock were issued and outstanding, respectively.

Preferred Stock (see Note 5)

The Company is authorized to issue 70,471,224 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 70,471,224 and 13,773,867 shares of preferred stock were issued and outstanding, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Additional Equity Granted

On July 7, 2025, the Company's Board of Directors approved the issuance of common stock grants to certain individuals. The stock grants consist of (i) 300,000 shares to an employee with vesting over four years beginning September 23, 2024, (ii) 100,000 shares to an employee with vesting over four years beginning September 14, 2024, and (iii) 1,200,000 fully vested shares to the founder. The shares have a par value of $0.0001 and were authorized in accordance with the Company's equity compensation arrangements. These grants will be reflected in the Company's financial statements for the year ending December 31, 2025.

INNOVUS POWER, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(UNAUDITED)

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,200,000 in Series interests. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through July 7, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.